Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PROSPECT MEDICAL HOLDINGS, INC.

The Corporation’s present name is “Prospect Medical Holdings, Inc.”  The Corporation was originally incorporated under the name “Med-Search, Inc.” pursuant to its original certificate of incorporation which was filed with the Secretary of State of the State of Delaware on May 12, 1993.

The Corporation does hereby certify that:

1.             Article FOURTH of the Amended and Restated Certificate of Incorporation of this Corporation is amended to read in its entirety as follows:

FOURTH:

A.            The total number of shares of all classes of stock which the Corporation shall have authority to issue is forty-one million (41,000,000), consisting of:

(1)           Forty million (40,000,000) shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”), consisting of two series as set forth below, subject however, to the provisions of paragraph E. of this Article FOURTH:

(a)           Thirty-eight million (38,000,000) shares of Series A Common Stock, par value ($.01) per share (the “Series A Common Stock”); and

(b)           Two million (2,000,000) shares of Series B Common Stock, par value ($.01) per share (the “Series B Common Stock”); and

(2)           One million (1,000,000) shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”).

B.            The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereon.  The Board of Directors is further authorized to increase or decrease the number of authorized shares of Preferred Stock of any series (but not below the number of shares thereof then outstanding) without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock.

C.            Upon the effectiveness of this amendment, each outstanding share of Common Stock is reclassified as one share of Series A Common Stock.

D.            Series A Common Stock and Series B Common Stock shall be identical in all respects and shall have equal rights, preferences and privileges, except as follows:

(1)           Dividends.  Holders of Series A Common Stock and Series B Common Stock shall have the same rights to dividends and distributions of the Corporation, except that each holder of outstanding shares of Series B Common Stock also shall be entitled to receive, on the second anniversary date of the date of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a dividend payable in 0.66 shares of Series A Common Stock for each share of Series B Common Stock held by such holder (such Series A Common Stock dividend is hereafter referred to as the “Mandatory Dividend”); provided, however, that in the event of any combination or subdivision of Series A Common Stock, a proportionate combination or subdivision of the dividend payable on the Series B Common Stock is to be made; and provided further, however, that in case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Corporation, or in case of any consolidation or merger of the Corporation with or into another entity (other than a merger in which the Corporation is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock), or in case of any sale, lease, or conveyance to another entity of all or substantially all of the property of the Corporation as an entirety, in any such case prior to the second anniversary of the date of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, the Corporation shall, as a condition precedent to such transaction, cause effective provisions to be made so that each holder of Series B Common Stock shall have the right thereafter to receive that number of shares of stock or other securities and property receivable upon such reclassification, capital reorganization or other change, consolidation, merger, sale, lease or conveyance, by a holder of the number of shares of Series A Common Stock which would have been received by a holder of Series B Common Stock in payment of the Mandatory Dividend (to the extent not theretofore paid) immediately prior to such reclassification, reorganization, change, consolidation, merger, sale, lease or conveyance (assuming that such Mandatory Dividend is due and payable immediately prior to such reclassification, reorganization, change, consolidation, merger, sale, lease or conveyance).

(2)           Merger, Reorganization, etc.  In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Corporation, or in case of any consolidation or merger of the Corporation with or into another entity (other than a merger in which the Corporation is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock) or in case of any sale, lease, or conveyance to another entity of all or substantially all of the property of the Corporation as an entirety, in any such case prior to the second anniversary of the date of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, each holder of Series B Common Stock shall be entitled to receive thereafter, and as a condition precedent to such transaction the Corporation shall cause effective provisions to be made for, payment of the kind and amount of shares of stock and other securities and property received by any holder of Series A Common Stock in connection with such reclassification, reorganization, change, consolidation, merger, sale, lease or conveyance, on terms no less favorable than those offered to such holder of Series A Common Stock. The foregoing provisions of this subparagraph (2) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock prior to the second anniversary of the date of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

E.             On the second anniversary date of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, each share of outstanding Series A Common Stock and each outstanding share of Series B Common Stock, respectively, will automatically be reclassified as one share of Common Stock and as of such date, the designations of “Series A Common Stock” and “Series B Common Stock” shall cease to exist and the provisions of paragraph D. of this Article FOURTH shall cease to be of any force or effect.

2.             The foregoing amendments of the Amended and Restated Certificate of Incorporation have been duly approved by the Board of Directors of the Corporation.

3.             The foregoing amendments of the Amended and Restated Certificate of Incorporation have been duly approved by stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law and any notice required to be given thereunder has been given.

Signed and attested to on January 19, 2000.

PROSPECT MEDICAL HOLDINGS, INC.

	By:	/s/ Jacob Y. Terner
Jacob Y. Terner
Chief Executive Officer

ATTEST:

/s/ R. Stewart Kahn
R. Stewart Kahn, Secretary